Exhibit 23.1

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
517 Route One Iselin, New Jersey 08830 732. 855.9600 Fax: 732.855.9559 www.acsbco.com	1 Penn Plaza 36th Floor New York, NY 10119 212.786.7510

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
China Qinba Pharmaceuticals, Inc.

We have reviewed the accompanying consolidated balance sheet of China Qinba Pharmaceuticals, Inc. as of September 30, 2009 and the consolidated statements of operations for the nine months ended September 30, 2009 & 2008 and consolidated statements of cash flows for the nine months then ended. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants

New York, NY
February 5, 2010